Filed Pursuant to Rule 424(b)(3)
Registration No. 333-274475

Prospectus Supplement No. 2

(To Prospectus dated March 22, 2024)

VinFast Auto Ltd.

64,041,969 Ordinary Shares

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This prospectus supplement amends and supplements the prospectus dated March 22, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-274475). The Prospectus relates to: (i) the offer and sale, from time to time, by the selling securityholders named therein, or their pledgees, donees, transferees, or other successors in interest, of an aggregate of 60,720,967 ordinary shares of VinFast Auto Ltd., a public company incorporated under the laws of Singapore (Company Registration No: 201501874G), no par value (“ordinary shares”), and (ii) the issuance from time to time by us of up to 3,321,002 ordinary shares issuable upon the exercise of up to 3,672,708 warrants. Each warrant entitles the holder thereof to purchase one ordinary share at a price of $11.50 per ordinary share.

This prospectus supplement is being filed to update and supplement the information included in the Prospectus with the information contained herein. This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols, “VFS” and “VFSWW.” On April 24, 2024, the last reported sale price of our ordinary shares and warrants as reported on Nasdaq was $2.50 per ordinary share and $0.41 per warrant, respectively.

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Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 12 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 25, 2024.

Updates to VinFast’s Board of Directors

Mr. Ngan Wan Sing Winston, an independent director of our Board and a member of our Audit Committee, is expected to resign effective May 1, 2024, and will be replaced by Mr. Tham Chee Soon on the same day.

Mr. Tham qualifies as independent within the requirements of Rule 10A-3 under the Exchange Act and the Nasdaq rules and is expected to become a member of our Compensation Committee, a member of our Audit Committee and an audit committee financial expert with effect from May 1, 2024.

Mr. Tham is an independent director of several companies in Asia, including CH Offshore Limited since July 2023 and Gratus Investment Management Private Limited since October 2023. Mr. Tham also serves as a director and CFO for RF Acquisition Corp II, a special purpose acquisition company that has filed a registration statement on Form S-1 with the Commission, since March 2024. He serves on the boards and audit committees of several not-for-profit entities and charities, such as the Bone Marrow Donor Program since 2018, the TENG Ensemble Ltd since 2018 and Dover Park Hospice since 2017. He is a Public Accountant licensed in Singapore, a Fellow Chartered Accountant of Singapore and a Chartered Financial Analyst charterholder. In addition, he is a member of the American Institute of Certified Public Accountants and Certified Practising Accountants Australia. He received his Bachelor of Accountancy from the National University of Singapore.

Exchangeable Bonds

On April 12, 2024, Vingroup entered into a deed of amendment and supplement in respect of the Exchangeable Bonds (the “Extension Deed of Amendment”) pursuant to a unanimous written resolution of the EB Investors. The amendments and partial redemption of 50% of the Exchangeable Bonds held by each EB Investor contemplated in the Extension Deed of Amendment will take effect upon the satisfaction of various conditions precedent (the date of such satisfaction, the “Extension Effective Date”), which is anticipated to occur on or before May 17, 2024. Such amendments include (a) the addition of scheduled partial redemptions in respect of the remaining 50% of the Exchangeable Bonds by Vingroup on various dates within 18 months after the Extension Effective Date; (b) an increase in the interest rate for the Exchangeable Bonds to 5.0% per annum, payable by Vingroup, with effect from the Extension Effective Date; and (c) the addition of a right of Vingroup to redeem all or some only of the Exchangeable Bonds at any time. In addition, each EB Investor has the right to require Vingroup to redeem the Exchangeable Bonds upon the occurrence of certain events, including, but not limited to, (i) a change of control of our Company or (ii) the delisting of our Company from Nasdaq. The amount payable by Vingroup upon redemption depends on the relevant redemption event, timing and other applicable conditions.

At any time after each redemption of Exchangeable Bonds but no later than the maturity date of the Exchangeable Bonds, pursuant to the put option agreement we entered into with Vingroup on July 1, 2022 (as amended and supplemented from time to time), Vingroup will have the right to require VinFast to purchase a proportionate number of VinFast Vietnam Shares that were issued to Vingroup in connection with the issuance of the Exchangeable Bonds.

On April 12, 2024, our Company entered into a supplemental deed poll (the “Extension Supplemental Deed Poll”), pursuant to which, among other things, the Deed Poll Exchange Rate will be reset from 116,731.98 ordinary shares to 100,000 ordinary shares in our Company for each $1 million of Exchangeable Bonds with effect from the Extension Effective Date. In addition, the Deed Poll Exchange Rate is subject to a further scheduled reset and adjustment upon the occurrence of certain customary events.

Upon the exercise of a Deed Poll Exchange Right, our Company may elect to pay the relevant EB Investor a cash alternative amount instead of delivering ordinary shares in our Company. On or after the settlement of a Deed Poll Exchange Right, our Company, as holder of the relevant Exchangeable Bonds, will have the right under the terms and conditions of the Exchangeable Bonds to exchange such Exchangeable Bonds for VinFast Vietnam Shares (the “Vingroup EB Exchange Right”). Even if the Vingroup EB Exchange Rights are exercised in respect of all of the Exchangeable Bonds, our voting rights in VinFast Vietnam would not change significantly.

Legal and Arbitration Proceedings

Comeau v. VinFast Auto Ltd., et al., 1:24-cv-02750 (E.D.N.Y.)

On April 12, 2024, a putative shareholder filed a class action lawsuit against our Company, our former and current CEO, our former and current CFO, and members of our Board (collectively, the “Class Action Defendants”). Plaintiffs allege that the Class Action Defendants made false and misleading statements in offering documents filed in June and July 2023, in connection with the Company’s public listing. The Plaintiffs allege that the Class Action Defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, as well as Sections 11 and 15 of the Securities Act, and seek damages and other relief. Currently, the results of litigation and claims and likelihood of any material adverse impact on our consolidated results of operations, cash flows or our financial position cannot be predicted with certainty.

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